                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM 11-K

                    Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                             COMPUCOM SYSTEMS, INC.
                          401(K) MATCHED SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             COMPUCOM SYSTEMS, INC.
                                7171 FOREST LANE
                              DALLAS, TEXAS 75230


Registrant's telephone number, including area code  (972) 856-3600

SIGNATURE
---------

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of CompuCom Systems, Inc. 401(k) Matched Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                COMPUCOM SYSTEMS, INC.
                                401(k) MATCHED SAVINGS PLAN



Date:  June 30, 1998            By:   /s/ M. Lazane Smith
                                    ------------------------------
                                M. Lazane Smith
                                Senior Vice President-Finance
                                Chief Financial Officer

                             COMPUCOM SYSTEMS, INC.
                          401(K) MATCHED SAVINGS PLAN

                              Financial Statements
                           and Supplemental Schedules

                           December 31, 1997 and 1996

                  (With Independent Auditors' Report Thereon)

                             COMPUCOM SYSTEMS, INC.
                          401(K) MATCHED SAVINGS PLAN


                               Table of Contents
                               -----------------


Independent Auditors' Report

Statement of Net Assets Available for Benefits as of
  December 31, 1997

Statement of Net Assets Available for Benefits as of
  December 31, 1996

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1997

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1996

Notes to Financial Statements

                                                                        Schedule
                                                                        --------

Item 27a - Schedule of Assets Held for Investment Purposes as of
  December 31, 1997                                                         I

Item 27d - Schedule of Reportable Transactions for the year ended
  December 31, 1997                                                        II

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


The Participants and Plan Administrator
CompuCom Systems, Inc. 401(k) Matched Savings Plan:


We have audited the accompanying statements of net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CompuCom Systems, Inc. 401(k) Matched Savings Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     KPMG Peat Marwick LLP

Dallas, Texas
May 1, 1998

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                Statement of Net Assets Available for Benefits

                               December 31, 1997




                                                                                                               Fidelity
                                                           CompuCom      Fidelity     Fidelity  Fidelity U.S.   Growth
                                                            Stock        Magellan     Puritan      Equity      Company
                                                             Fund          Fund         Fund     Index Fund      Fund
                                                          ----------    ---------   ---------  -------------  --------

Assets:
 Investments (note 3):
   CompuCom Systems, Inc. common stock,
    at fair value (724,925 shares; cost
    of $4,359,863)                                        $5,980,631            -           -            -           -
   Fidelity Magellan Fund, at fair value
    (87,363 units; cost of $7,469,318)                             -    8,323,079           -            -           -
   Fidelity Puritan Fund, at fair value
    (304,220 units; cost of $5,448,512)                            -                 5,895,790           -           -
   Fidelity U.S. Equity Index fund,
    at fair value (97,859 units; cost
    of $2,826,032)                                                 -            -            -   3,423,107           -
   Fidelity Growth Company Fund, at
    fair value (30,374 units; cost of
    $822,214)                                                      -            -            -           -     721,391
   Fidelity Short-Intermediate Government
    Fund, at fair value (86,388 units;
    cost of $833,706)                                              -            -            -           -           -
   Fidelity Broadly Diversified
    International Equity Fund, at fair
    value (21,601 units; cost of $355,063)                         -            -            -           -           -
   Fidelity Retirement Money Market Fund,
    at fair value (1,984,973 units; cost
    of $1,984,973)                                                 -            -            -           -           -
   Participant loans (unpaid principal
    balance approximates fair value)                               -            -            -           -           -
                                                          ----------    ---------    ---------   ---------     -------
         Total investments                                 5,980,631    8,323,079    5,895,790   3,423,107     721,391


 Cash                                                        141,199            -            -           -           -
                                                          ----------    ---------    ---------   ---------     -------
                                                           6,121,830    8,323,079    5,895,790   3,423,107     721,391
 Receivables:
   Employer's contributions                                  296,213      422,355      303,730     303,730      67,573
   Employees' contributions                                   38,408       56,977       39,193      41,911      12,888
                                                          ----------    ---------    ---------   ---------     -------
         Total assets                                      6,456,451    8,802,411    6,238,713   3,768,748     801,852

Refunds payable                                              (39,276)     (61,072)     (42,742)    (30,146)     (3,188)
                                                          ----------    ---------    ---------   ---------     -------
         Net assets available for benefits                $6,417,175    8,741,339    6,195,971   3,738,602     798,664
                                                          ==========    =========    =========   =========     =======

                                                             Fidelity      Fidelity      Fidelity
                                                              Short-        Broadly     Retirement
                                                           Intermediate   Diversified     Money
                                                            Government   International    Market    Participant
                                                               Fund       Equity Fund      Fund        Loans       Totals
                                                           ------------  -------------  ----------  -----------  ----------

Assets:
 Investments (note 3):
   CompuCom Systems, Inc. common stock,
    at fair value (724,925 shares; cost
    of $4,359,863)                                                  -             -              -           -    5,980,631
   Fidelity Magellan Fund, at fair value
    (87,363 units; cost of $7,469,318)                              -             -              -           -    8,323,079
   Fidelity Puritan Fund, at fair value
    (304,220 units; cost of $5,448,512)                             -             -              -           -    5,895,790
   Fidelity U.S. Equity Index fund,
    at fair value (97,859 units; cost
    of $2,826,032)                                                  -             -              -           -    3,423,107
   Fidelity Growth Company Fund, at
    fair value (30,374 units; cost of
    $822,214)                                                       -             -              -           -      721,391
   Fidelity Short-Intermediate Government
    Fund, at fair value (86,388 units;
    cost of $833,706)                                         856,101             -              -           -      856,101
   Fidelity Broadly Diversified
    International Equity Fund, at fair
    value (21,601 units; cost of $355,063)                          -       348,431              -           -      348,431
   Fidelity Retirement Money Market Fund,
    at fair value (1,984,973 units; cost
    of $1,984,973)                                                  -             -      1,948,973           -    1,984,973
   Participant loans (unpaid principal
    balance approximates fair value)                                -             -              -   1,021,838    1,021,838
                                                              -------       -------      ---------   ---------   ----------
         Total investments                                    856,101       348,431      1,984,973   1,021,838   28,555,341

 Cash                                                               -             -              -           -      141,199
                                                              -------       -------      ---------   ---------   ----------
                                                              856,101       348,431      1,984,973   1,021,838   28,696,540
 Receivables:
   Employer's contributions                                    83,335        34,174        154,313           -    1,665,423
   Employees' contributions                                    10,353         6,704         17,834           -      224,268
                                                              -------       -------      ---------   ---------   ----------
         Total assets                                         949,789       389,309      2,157,120   1,021,838   30,586,231

Refunds payable                                                (9,277)       (2,038)       (10,250)          -     (197,989)
                                                              -------       -------      ---------   ---------   ----------
         Net assets available for benefits                    940,512       387,271      2,146,870   1,021,838   30,388,242
                                                              =======       =======      =========   =========   ==========


See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                Statement of Net Assets Available for Benefits

                               December 31, 1996




                                                                                                          Fidelity
                                                 CompuCom       Fidelity       Fidelity   Fidelity U.S.    Growth
                                                  Stock         Magellan        Puritan      Equity       Company
                                                   Fund           Fund           Fund      Index Fund      Fund
                                               ------------     ---------      ---------  -------------  ---------

Assets:
 Investments (note 3):
   CompuCom Systems, Inc. common stock,
    at fair value (730,713 shares; cost
    of $4,022,337)                              $7,939,101              -              -             -           -
   Fidelity Magellan Fund, at fair value
    (75,374 units; cost of $6,170,928)                   -      6,078,907              -             -           -
   Fidelity Puritan Fund, at fair value
    (254,442 units; cost of $4,416,727)                  -              -      4,386,580             -           -
   Fidelity U.S. Equity Index fund, at
    fair value (51,230 units; cost of
    $1,266,688)                                          -              -              -     1,380,655           -
   Fidelity Short-Intermediate Government
    Fund, at fair value (54,818 units;
    cost of $526,869)                                    -              -              -             -           -
   Fidelity Retirement Money Market Fund,
    at fair value (1,660,298 units; cost
    of $1,660,298)                                       -              -              -             -           -
   Participant loans (unpaid principal
    balance approximates fair value)                     -              -              -             -           -
                                                ----------      ---------      ---------     ---------      ------
         Total investments                       7,939,101      6,078,907      4,386,580     1,380,655           -

 Cash                                              170,772              -              -             -           -
                                                ----------      ---------      ---------     ---------      ------
                                                 8,109,873      6,078,907      4,386,580     1,380,655           -
 Receivables:
   Employer's contributions                        294,020        357,676        252,642       201,453      16,091
   Employees' contributions                         73,589         56,346         40,660        12,797           -
                                                ----------      ---------      ---------     ---------      ------
         Total assets                            8,477,482      6,492,929      4,679,882     1,594,905      16,091

Refunds payable                                    (62,398)       (75,668)       (50,406)      (30,788)     (2,532)
                                                ----------      ---------      ---------     ---------      ------
         Net assets available for benefits      $8,415,084      6,417,261      4,629,476     1,564,117      13,559
                                                ==========      =========      =========     =========      ======

                                                 Fidelity        Fidelity      Fidelity
                                                  Short-,        Broadly      Retirement
                                               Intermediate    Diversified       Money
                                                Government    International     Market    Participant
                                                   Fund        Equity Fund       Fund        Loans       Totals
                                               ------------   -------------   ----------  -----------    ------

Assets:
 Investments (note 3):
   CompuCom Systems, Inc. common stock,
    at fair value (730,713 shares; cost
    of $4,022,337)                                     -              -               -           -     7,939,101
   Fidelity Magellan Fund, at fair value
    (75,374 units; cost of $6,170,928)                 -              -               -           -     6,078,907
   Fidelity Puritan Fund, at fair value
    (254,442 units; cost of $4,416,727)                -              -               -           -     4,386,580
   Fidelity U.S. Equity Index fund, at
    fair value (51,230 units; cost of
    $1,266,688)                                        -              -               -           -     1,380,655
   Fidelity Short-Intermediate Government
    Fund, at fair value (54,818 units;
    cost of $526,869)                            531,182              -               -           -       531,182
   Fidelity Retirement Money Market Fund,
    at fair value (1,660,298 units; cost
    of $1,660,298)                                     -              -       1,660,298           -     1,660,298
   Participant loans (unpaid principal
    balance approximates fair value)                   -              -               -     779,721       779,721
                                                 -------          -----       ---------     -------    ----------
         Total investments                       531,182              -       1,660,298     779,721    22,756,444

 Cash                                                  -              -               -           -       170,772
                                                 -------          -----       ---------     -------    ----------
                                                 531,182              -       1,660,298     779,721    22,927,216
 Receivables:
   Employer's contributions                       69,544          9,621         193,754           -     1,394,801
   Employees' contributions                        4,924              -          15,389           -       203,705
                                                 -------          -----       ---------     -------    ----------
         Total assets                            605,650          9,621       1,869,441     779,721    24,525,722

Refunds payable                                   (4,110)          (736)        (29,883)          -      (256,521)
                                                 -------          -----       ---------     -------    ----------
         Net assets available for benefits       601,540          8,885       1,839,558     779,721    24,269,201
                                                 =======          =====       =========     =======    ==========



See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1997



                                                                                                          Fidelity
                                                       CompuCom     Fidelity     Fidelity  Fidelity U.S.   Growth
                                                         Stock      Magellan     Puritan      Equity       Company
                                                         Fund         Fund         Fund     Index Fund      Fund
                                                     -----------   ----------   ---------  -------------  --------

Additions to net assets attributed to:
 Employer's contributions                            $   296,213      422,355     303,730      303,730      67,573
 Employees' contributions                              1,200,350    1,872,100   1,282,285    1,310,251     327,781
 Investment income:
   Interest and dividends                                 21,188      547,247     490,309       73,394     137,621
   Net appreciation (depreciation) in
    fair value of investments                         (1,529,667)   1,173,999     572,005      583,342     (93,879)
                                                     -----------   ----------   ---------    ---------     -------
       Net investment income                          (1,508,479)   1,721,246   1,062,314      656,736      43,742
                                                     -----------   ----------   ---------    ---------     -------
       Total additions                                   (11,916)   4,015,701   2,648,329    2,270,717     439,096

Deductions from net assets attributed to:
 Administrative fees                                      (1,388)      (2,325)     (5,681)      (1,963)       (644)
 Withdrawals                                            (948,237)  (1,709,409)   (941,808)    (438,402)    (18,426)
                                                     -----------   ----------   ---------    ---------     -------
       Total deductions                                 (949,625)  (1,711,734)   (947,489)    (440,365)    (19,070)
                                                     -----------   ----------   ---------    ---------     -------
       Net increase (decrease) prior to
          interfund transfers                           (961,541)   2,303,967   1,700,840    1,830,352     420,026

Interfund transfers                                   (1,036,368)      20,111    (134,345)     344,133     365,079
                                                     -----------   ----------   ---------    ---------     -------
       Net increase (decrease)                        (1,997,909)   2,324,078   1,566,495    2,174,485     785,105

Net assets available for benefits:
   Beginning of year                                   8,415,084    6,417,261   4,629,476    1,564,117      13,559
                                                     -----------   ----------   ---------    ---------     -------
   End of year                                       $ 6,417,175    8,741,339   6,195,971    3,738,602     798,664
                                                     ===========   ==========   =========    =========     =======

                                                      Fidelity      Fidelity      Fidelity
                                                       Short-        Broadly     Retirement
                                                    Intermediate   Diversified     Money
                                                     Government   International    Market    Participant
                                                        Fund       Equity Fund      Fund        Loans       Totals
                                                    ------------  -------------  ----------  -----------  ----------

Additions to net assets attributed to:
 Employer's contributions                               83,335        34,174        154,313           -    1,665,423
 Employees' contributions                              347,479       161,775        744,238           -    7,246,259
 Investment income:
   Interest and dividends                               49,260        13,429        113,799           -    1,446,247
   Net appreciation (depreciation) in
    fair value of investments                           19,117        (6,560)             -           -      718,357
                                                      --------       -------      ---------   ---------   ----------
       Net investment income                            68,377         6,869        113,799           -    2,164,604
                                                      --------       -------      ---------   ---------   ----------
       Total additions                                 499,191       202,818      1,012,350           -   11,076,286

Deductions from net assets attributed to:
 Administrative fees                                    (1,606)            -         (5,263)          -      (18,870)
 Withdrawals                                          (116,722)      (16,763)      (580,722)   (167,886)  (4,938,375)
                                                      --------       -------      ---------   ---------   ----------
       Total deductions                               (118,328)      (16,763)      (585,985)   (167,886)  (4,957,245)
                                                      --------       -------      ---------   ---------   ----------
       Net increase (decrease) prior to
          interfund transfers                          380,863       186,055        426,365    (167,886)   6,119,041

Interfund transfers                                    (41,891)      192,331       (119,053)    410,003            -
                                                      --------       -------      ---------   ---------   ----------
       Net increase (decrease)                         338,972       378,386        307,312     242,117    6,119,041

Net assets available for benefits:
   Beginning of year                                   601,540         8,885      1,839,558     779,721   24,269,201
                                                      --------       -------      ---------   ---------   ----------
   End of year                                         940,512       387,271      2,146,870   1,021,838   30,388,242
                                                      ========       =======      =========   =========   ==========


See accompanying notes to financial statements.

                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1996




                                                Guaranteed    CompuCom       Fidelity      Fidelity      Scudder      Fidelity U.S.
                                                Long-term       Stock        Magellan       Puritan    International       Equity
                                                   Fund         Fund           Fund          Fund       Bond Fund       Index Fund
                                               -----------   ----------      ---------     ---------   -------------  -------------

Additions to net assets attributed to:
 Employer's contributions                      $         -      294,020        357,676       252,642             -         201,453
 Employees' contributions                          154,312    1,104,190      1,702,302     1,069,356        49,881         656,086
 Investment income:
   Interest and dividends                           72,910            -        790,630       495,933             -          22,738
   Net appreciation (depreciation) in
    fair value of investments                           -     1,004,702       (145,687)       94,694        (4,762)        118,508
                                               -----------   ----------      ---------     ---------      --------       ---------
       Net investment income                        72,910    1,004,702        644,943       590,627        (4,762)        141,246
                                               -----------   ----------      ---------     ---------      --------       ---------
       Total additions                             227,222    2,402,912      2,704,921     1,912,625        45,119         998,785

Deductions from net assets attributed to:
 Administrative fees                                     -       (1,119)        (1,262)       (1,706)            -            (156)
 Withdrawals                                      (182,540)  (1,157,194)      (872,741)     (692,721)      (19,747)        (52,296)
                                               -----------   ----------      ---------     ---------      --------       ---------
       Total deductions                           (182,540)  (1,158,313)      (874,003)     (694,427)      (19,747)        (52,452)
                                               -----------   ----------      ---------     ---------      --------       ---------
       Net increase prior to interfund
        transfers                                   44,682    1,244,599      1,830,918     1,218,198        25,372         946,333

Interfund transfers                             (3,401,418)     995,520        (65,722)      244,720      (390,518)        617,784
                                               -----------   ----------      ---------     ---------      --------       ---------
       Net increase (decrease)                  (3,356,736)   2,240,119      1,765,196     1,462,918      (365,146)      1,564,117

Net assets available for benefits:
   Beginning of year                             3,356,736    6,174,965      4,652,065     3,166,558       365,146               -
                                               -----------   ----------      ---------     ---------      --------       ---------
   End of year                                 $         -    8,415,084      6,417,261     4,629,476             -       1,564,117
                                               ===========   ==========      =========     =========      ========       =========

                                                              Fidelity       Fidelity      Fidelity
                                                 Fidelity      Short-         Broadly     Retirement
                                                  Growth    Intermediate    Diversified      Money
                                                 Company     Government    International    Market     Participant
                                                   Fund         Fund        Equity Fund      Fund         Loans       Totals
                                                 --------   ------------   -------------  ----------   -----------  ----------

Additions to net assets attributed to:
 Employer's contributions                         13,559        69,544         8,885         193,754           -     1,391,533
 Employees' contributions                              -       209,802             -         659,962           -     5,605,891
 Investment income:
   Interest and dividends                              -        21,465             -          59,315       4,706     1,467,697
   Net appreciation (depreciation) in
    fair value of investments                          -           347             -               -           -     1,067,802
                                                  ------       -------         -----       ---------     -------    ----------
       Net investment income                           -        21,812             -          59,315       4,706     2,535,499
                                                  ------       -------         -----       ---------     -------    ----------
       Total additions                            13,559       301,158         8,885         913,031       4,706     9,532,923

Deductions from net assets attributed to:
 Administrative fees                                   -          (856)            -          (2,256)          -        (7,355)
 Withdrawals                                           -       (28,038)            -        (139,738)          -    (3,145,015)
                                                  ------       -------         -----       ---------     -------    ----------
       Total deductions                                -       (28,894)            -        (141,994)          -    (3,152,370)
                                                  ------       -------         -----       ---------     -------    ----------
       Net increase prior to interfund
         transfers                                13,559       272,264         8,885         771,037       4,706     6,380,553

Interfund transfers                                    -       329,276             -       1,068,521     601,837             -
                                                  ------       -------         -----       ---------     -------    ----------
       Net increase (decrease)                    13,559       601,540         8,885       1,839,558     606,543     6,380,553

Net assets available for benefits:
   Beginning of year                                   -             -             -               -     173,178    17,888,648
                                                  ------       -------         -----       ---------     -------    ----------
   End of year                                    13,559       601,540         8,885       1,839,558     779,721    24,269,201
                                                  ======       =======         =====       =========     =======    ==========



See accompanying notes to financial statements.

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1997 and 1996


(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     The accompanying financial statements have been prepared on an accrual basis using quoted market for determining fair value of investments. The investments in mutual funds and common stock are stated at fair value and are based on closing market quotations. The investment in participant loans is stated at the unpaid principal balance of the loans, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Expenses relating to the purchase or sale of investment securities are added to the cost or deducted from the proceeds, respectively.

     The net increase (decrease) in fair values of investments held during the years ended December 31, 1997 and 1996 (including investments bought, sold, as well as held during the year) is reflected in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

(2)  Description of the Plan
     -----------------------

     (a)  General
          -------

          The CompuCom Systems, Inc. 401(k) Matched Savings Plan (the Plan) is a defined contribution plan covering substantially all employees of CompuCom Systems, Inc. ("CompuCom" or the "Company/Employer") who have completed at least six months of qualifying service. The following description of the Plan is provided for general informational purposes only. Participants should refer to the Plan documents for more complete information.

          The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements


          The Company serves as the Plan Administrator; however, the Plan operates under a contract administration agreement, whereby an independent third party Investment Firm assists the Company in this capacity. The Investment Firm maintains a separate account for each participant reflecting the participant's cost and market value of investments. The Investment Firm also serves as the trustee and makes distributions from a participant's account in accordance with the terms of the Plan document. The Investment Firm of the Plan was changed on May 1, 1996. In conjunction with the change in Investment Firms effective May 1, 1996, the Plan agreement was restated. The terms of the restated Plan agreement are substantially consistent with the previous agreement. However, the restated Plan agreement allows employees to participate in the Plan after six months of eligible service. The previous Plan agreement required twelve months of eligible service.

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     (b)  Vesting
          -------

          Participants are fully vested in their individual contributions to the Plan. Prior to October 1, 1994 the Employer's matching contributions vested 100% after two years of service. Beginning October 1, 1994, the Employer's matching contributions vest 50% after two years of service and 100% after three years of service. A year of service is a consecutive 12 month period during which an employee has completed 1,000 hours of service.

     (c)  Contributions
          -------------

          The Company matches 50% of each participant's qualifying contribution up to 4% of the participant's basic compensation. The Company also matches an additional 25% on each participant's next 2% of (over and beyond the first 4%) qualifying contributions. During 1997 and 1996, the Company contributed $1,665,423 and $1,391,533, respectively, to participants' accounts.

          Contributions are invested in one or more investment funds, one of which includes the Company's Common Stock. The funds allocated to a participant's account are received by the Trustee in cash and are held in cash until they are invested in the appropriate funds. At December 31, 1997 and 1996, the Plan had $141,199 and $170,772 in cash, respectively.

     (d)  Participant's Accounts
          ----------------------

          Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The


                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements


          benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (e)  Withdrawals
          -----------

          Participants may request a withdrawal of all or a portion of their elective contribution account balances if the withdrawal qualifies as a "Financial Hardship" as defined by the Internal Revenue Service. The Plan Administrator must approve the request and the hardship withdrawal will be taxed to the participant as ordinary income and may be subject to an additional government imposed penalty tax. Upon the attainment of age 59-1/2, participants may withdraw without penalty from their participant's account an amount which is equal to any whole percentage of their vested interest.

     (f)  Loans to Participants
          ---------------------

          Upon request of a participant, the Plan Administrator, in its sole discretion, may make a loan to the participant. Participant loan amounts may not exceed $50,000 or 50% of the participant's vested account balance. The maximum term for any loan is five years. Loans bear interest at rates determined by the Plan Administrator ranging from 10.25% to 11.50% in 1997.

     (g)  Expenses of Plan
          ----------------

          The expenses for administration of the Plan, including the expenses of the administration and fees of the Trustee, shall be paid from the Plan, unless CompuCom (the Sponsor) elects to make payment. The Sponsor paid approximately $12,000 in fees relating to the Plan during 1997 and $48,000 in 1996.

(3)  Investment Programs
     -------------------

     The Company's matching contributions to the Plan are invested in CompuCom's common stock and investment funds in proportion to the participants' contributions in connection with the matching provision of the Plan. Funds from previous companies' plans and rollovers from qualified plans are invested in the investment funds at the participants' direction. Provisions of the Plan allow participant contributions in 1% increments to be invested in any of the funds, including CompuCom common stock.

     The investment programs of the Plan are as follows:

     (a)  CompuCom Stock Fund
          -------------------

          Contributions are invested in the Company's common stock. The Company has entered into a contractual agreement for the purchase and liquidation of shares of Employer stock.


                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements


     (b)  Fidelity Magellan Fund
          ----------------------

          Contributions are invested in a pooled fund of common stocks and securities convertible to common stock. The performance of the fund is related to market gains and losses. The return on this fund may be higher or lower than the return of other funds.

     (c)  Fidelity Puritan Fund
          ---------------------

          Contributions are invested in a pooled fund of a broad list of securities, including common stocks, preferred stocks and bonds, including high-yield, low-quality bonds. The value of this fund depends on the performance of the stocks and bonds in which this fund is invested. The return on this fund may be higher or lower than the return of other funds.

     (d)  Fidelity U.S. Equity Index Fund
          -------------------------------

          Contributions are invested in a pooled fund of common stocks publicly traded in the United States. The fund attempts to duplicate the composition and return of the Standard & Poors 500. The performance of the fund is related to market gains and losses. The return of this fund may be higher or lower than the return of other funds.

     (e)  Fidelity Growth Company Fund
          ----------------------------

          Contributions are invested in a pooled fund of common stocks and securities convertible into common stock. The performance of the fund is related to market gains and losses. The return on this fund may be higher or lower than the return of other funds.

     (f)  Fidelity Short-Intermediate Government Fund
          -------------------------------------------

          Contributions are invested in a pooled fund of U.S. Government securities and instruments related to U.S. Government securities. The fund normally maintains a dollar weighted average maturity of two to five years. The return on this fund may be higher or lower than the return of other funds.

     (g)  Fidelity Broadly Diversified International Equity Fund
          ------------------------------------------------------

          Contributions are invested in a pooled fund of securities of any issuer, including companies and other business organizations as well as governments and government agencies. The fund tends to focus on the equity securities of both large and small companies. The performance of the fund is related to market gains and losses. The return of this fund may be higher or lower than the return of other funds.


                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements


     (h)  Fidelity Retirement Money Market Fund
          -------------------------------------

          Contributions are invested in a pooled fund of high-quality U.S. dollar denominated money market securities of domestic and foreign issuers, including U.S. Government securities and repurchase agreements.

          The following table presents the fair values of investments that represent 5% or more of the Plan's net assets available for benefits:

                                               December 31, 1997                December 31, 1996
                                               -----------------                -----------------

                                          Units, shares        Fair         Units, shares        Fair
              Description                 or face value        value        or face value        value
              -----------                 -------------        -----        -------------        -----

     CompuCom Systems,
       Inc. common stock                      724,925       $5,980,631          730,713       $7,939,101
     Fidelity Magellan Fund                    87,363        8,323,079           75,374        6,078,907
     Fidelity Puritan Fund                    304,220        5,895,790          254,442        4,386,580
     Fidelity U.S. Equity Index
       Fund                                    97,859        3,423,107           51,230        1,380,655
     Fidelity Retirement Money
       Market fund                          1,894,973        1,894,973        1,660,298        1,660,298

(4)  Tax Status
     ----------
     The Internal Revenue Service has determined and informed the Company by a letter dated November 3, 1997 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

     The federal income tax status of the participants with respect to their contributions to the Plan is described in information submitted to the participants and, subject to certain limitations, such contributions are tax deferred.

(5)  Refunds Payable
     ---------------

     At December 31, 1997 and 1996, the Plan has recorded refunds payable of $197,989 and $256,521, respectively. The refunds relate to amounts due to certain employees of the Company based upon nondiscrimination tests for deferrals and employee after-tax contributions to the Plan.


                                                                     (Continued)

                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                         Notes to Financial Statements


(6)  Plan Amendment
     --------------

     Effective January 1, 1998, the Plan was amended to eliminate the six months of qualifying service eligibility requirement.

                                                                      Schedule I


                            COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN


          Item 27a - Schedule of Assets Held for Investment Purposes
                            as of December 31, 1997



         Identity of issue            Description of investment                    Cost         Current value
         -----------------            -------------------------                    ----         -------------

CompuCom Stock Fund:
  CompuCom Systems, Inc.
   common stock*                            724,925 shares                      $ 4,359,863        5,980,631

Fidelity Magellan Fund                       87,363 units                         7,469,318        8,323,079

Fidelity Puritan Fund                       304,220 units                         5,448,512        5,895,790

Fidelity U.S. Equity Index Fund              97,859 units                         2,826,032        3,423,107

Fidelity Growth Company Fund                 30,374 units                           822,214          721,391

Fidelity Short-Intermediate
  Government Fund                            86,388 units                           833,706          856,101

Fidelity Broadly Diversified
  International Equity Fund                  21,601 units                           355,063          348,431

Fidelity Retirement Money
  Market Fund                             1,984,973 units                         1,984,973        1,984,973

Participant loans                     Loans to participants,
                                        10.25% to 11.50 %                         1,021,838        1,021,838
                                                                                -----------       ----------
                                                                                $25,121,519       28,555,341
                                                                                ===========       ==========

*Party-in-interest


See accompanying independent auditors' report.

                                                                     Schedule II
                             COMPUCOM SYSTEMS, INC.
                          401(k) MATCHED SAVINGS PLAN

                 Item 27d - Schedule of Reportable Transactions
                      for the year ended December 31, 1997



                                                    Aggregate
                                 Description        number of     Purchase    Selling
Identity of party involved      of transaction     transactions    price       price
--------------------------      --------------     ------------   --------    -------
Purchases:
 Fidelity Short-
  Intermediate
  Government Fund           U.S. securities fund       147       $  762,242          -
 Fidelity Magellan Fund     Common stock fund          216       $3,956,313          -
 Fidelity Puritan Fund      Variable security fund     207       $2,545,227          -
 Fidelity Growth
  Company Fund              Common stock fund          148       $  981,519          -
 Fidelity Retirement
  Money Market Fund         Money market fund          193       $2,082,395          -
 Fidelity U.S. Equity
  Index Fund                Common stock fund          200       $2,358,595          -

Sales:
 Fidelity Short-
  Intermediate
  Government Fund           U.S. security fund          98       $        -    456,621
 Fidelity Magellan Fund     Common stock fund          162       $        -  2,886,141
 Fidelity Puritan Fund      Variable security fund     164       $        -  1,608,022
 Fidelity Growth
  Company Fund              Common stock fund           47       $        -    166,248
 Fidelity Retirement
  Money Market Fund         Money market fund          158       $        -  1,757,720
 Fidelity U.S. Equity
  Index Fund                Common stock fund          128       $        -    899,486

                                                                 Current
                                          Expense                value of
                                          incurred               asset on     Net
                                Lease       with       Cost of  transaction   gain
Identity of party involved      rental   transaction    asset      date      (loss)
--------------------------      ------   -----------   -------  -----------  ------
Purchases:
 Fidelity Short-
  Intermediate
  Government Fund                   -          -        762,242     762,242        -
 Fidelity Magellan Fund             -          -      3,956,313   3,956,313        -
 Fidelity Puritan Fund              -          -      2,545,227   2,545,227        -
 Fidelity Growth
  Company Fund                      -          -        981,519     981,519        -
 Fidelity Retirement
  Money Market Fund                 -          -      2,082,395   2,082,395        -
 Fidelity U.S. Equity
  Index Fund                        -          -      2,358,595   2,358,595        -

Sales:
 Fidelity Short-
  Intermediate
  Government Fund                   -          -        455,587     456,621    1,034
 Fidelity Magellan Fund             -          -      2,657,923   2,886,141  228,218
 Fidelity Puritan Fund              -          -      1,512,441   1,608,022   95,581
 Fidelity Growth
  Company Fund                      -          -        159,305     166,248    6,943
 Fidelity Retirement
  Money Market Fund                 -          -      1,757,720   1,757,720        -
 Fidelity U.S. Equity
  Index Fund                        -          -        799,251     899,486  100,235


See accompanying independent auditors' report.